

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2012

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________

Commission file number 1-16681

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

THE LACLEDE GROUP, INC.
720 OLIVE STREET
ST. LOUIS, MO 63101

Financial Statements and Exhibit

(a) Financial Statements and Report of Independent Registered Public Accounting Firm

(b) Exhibits

Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN
(Registrant)

BY 
David M. Seevers
Director of Compensation and Benefits

Date: March 27, 2013

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

Employer Identification Number: 43-0368139
Plan Number: 009

Financial Statements as of and for the Years Ended
September 30, 2012 and 2011, Supplemental Schedule
as of and for the Year Ended September 30, 2012 and Report of
Independent Registered Public Accounting Firm


Laclede Gas

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

TABLE OF CONTENTS

Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

BKD LLP
CPAs & Advisors

One Metropolitan Square
211 N. Broadway, Suite 600
St. Louis, MO 63102-2733
314.231.5544 Fax 314.231.9731 www.bkd.com

Report of Independent Registered Public Accounting Firm

401(k) Investment Review Committee
Laclede Gas Company Salary Deferral Savings Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of Laclede Gas Company Salary Deferral Savings Plan as of September 30, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Laclede Gas Company Salary Deferral Savings Plan as of September 30, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2012 audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

St. Louis, Missouri
March 26, 2013

Federal Employer Identification Number: 44-0160260

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2012 AND 2011

	2012	2011
CASH	$ 218,567	$ 259,614
INVESTMENTS	83,255,728	67,644,450
NOTES RECEIVABLE FROM PARTICIPANTS	2,571,329	2,391,133
CONTRIBUTIONS RECEIVABLE:		
Employee Contributions	242,225	236,426
Employer Contribution	129,999	132,085
Total Contributions Receivable	372,224	368,511
NET ASSETS AVAILABLE FOR BENEFITS	$ 86,417,848	$ 70,663,708

See notes to financial statements.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 2012 AND 2011

	2012	2011
ADDITIONS:		
CONTRIBUTIONS:		
Employee	$ 3,225,135	$ 3,015,404
Rollover	170,637	16,389
Employer	1,779,766	1,636,791
	5,175,538	4,668,584
INVESTMENT INCOME:		
Interest and dividends	1,029,496	901,595
Net appreciation in fair value of investments	12,110,595	1,805,639
	13,140,091	2,707,234
INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	112,755	110,034
NET TRANSFERS FROM OTHER PLANS	4,023,547	656,783
TOTAL ADDITIONS	22,451,931	8,142,635
DEDUCTIONS:		
ADMINISTRATIVE FEES	35,457	27,844
DISTRIBUTIONS TO PARTICIPANTS	6,662,334	6,442,990
TOTAL DEDUCTIONS	6,697,791	6,470,834
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	15,754,140	1,671,801
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	70,663,708	68,991,907
END OF YEAR	$ 86,417,848	$ 70,663,708

See notes to financial statements.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2012 AND 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Laclede Gas Company Salary Deferral Savings Plan (the "Plan") have been prepared on the accrual basis.

Fair Value of Plan Assets – Accounting Standards Codification (ASC) Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

A description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying Statements of Net Assets Available for Benefits, as well as the general classification of such assets pursuant to the valuation hierarchy is included in Note 3.

Investment Valuation and Income Recognition – The Plan's investments in common stock and mutual funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Common collective trusts are valued based on information reported by the trust based on its underlying assets and audited financial statements. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

The investment funds consist of various securities including mutual funds, common and collective trusts and company stock in The Laclede Group, Inc., the parent company of Laclede Gas Company. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses – The administrative cost of the Plan is paid by Laclede Gas Company (the "Company"), the Plan sponsor. Participants bear the cost of some individual transactions such as loan fees, dividend pass-through checks, overnight check fees, and purchase of Company stock.

Payment of Benefits – Benefits are recorded when paid. There were no distributions payable to Plan participants as of September 30, 2012 and 2011.

2. INFORMATION REGARDING THE PLAN

The following description pertains to the Plan as in effect during the years ended September 30, 2012 and 2011 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

General – The Plan is a defined contribution plan which covers employees of the Company who are not members of a collectively-bargained unit, provided they meet the prescribed eligibility requirements. Assets of the plan are maintained in trust with Fidelity Management Trust Company, the Plan trustee. The Company is the Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility – Beginning March 28, 2011, an employee must complete 90 days of service and attain the age of 21 to be eligible to participate in the Plan. Prior to that date, one year of service was required. Employees who are members of collective bargaining units are not eligible to participate in the Plan.

Contributions – The Plan provides for voluntary employee contributions, subject to certain Internal Revenue Code ("IRC") limitations, up to 75% of the participant's compensation. Participants who attain age fifty by each December 31 are permitted to make additional contributions (catch-up contributions) as permitted by the IRC. Employee contributions are matched 100% up to 5% of compensation. Participants may change the amount of their contributions frequently, usually effective within one or two payroll cycles. Effective March 21, 2011, employees can make Roth 401(k) contributions to the Plan.

Vesting – Participant and Company matching contributions are immediately 100% vested.

Investment Options – Contributions to the Plan are invested in one or more investment funds at the option of the employee. A minimum of 1% of the employee's contribution must be directed into each fund selected. Effective May 15, 2012, the American Funds Growth Fund of America was replaced by the T. Rowe Price Blue Chip Growth SHS. During the 2012 Plan Year, the Wells Fargo Stable Value Return Fund Class C, Vanguard Target Retirement 2055 Fund and Vanguard Target Retirement 2060 Fund were added to the Plan for new contributions. Assets in the Vanguard Target Retirement 2005 Fund were transferred to the Vanguard Target Retirement Income fund due to Vanguard's elimination of the Target Retirement 2005 Fund.

The investment funds available at the end of the 2012 Plan Year were:

- Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)
- American Funds® EuroPacific Growth Fund® - Class R5
- BlackRock Equity Index Non-Lendable Fund – F
- BlackRock Money Market Fund
- BlackRock U.S. Debt Index Non-Lendable Fund – F
- BlackRock Russell 2000 Equity Index Non-Lendable Fund – Class F
- Columbia Small Cap Value I Fund – Class Z
- JP Morgan Small Cap Growth Fund – Class A
- T. Rowe Price Equity Income Fund
- T. Rowe Price Blue Chip Growth SHS
- Vanguard Total International Stock Index Fund – Signal Shares
- Vanguard Target Retirement Income Fund - Investor Shares
- Vanguard Target Retirement 2010 Fund - Investor Shares
- Vanguard Target Retirement 2015 Fund - Investor Shares
- Vanguard Target Retirement 2020 Fund - Investor Shares
- Vanguard Target Retirement 2025 Fund - Investor Shares
- Vanguard Target Retirement 2030 Fund - Investor Shares
- Vanguard Target Retirement 2035 Fund - Investor Shares
- Vanguard Target Retirement 2040 Fund - Investor Shares
- Vanguard Target Retirement 2045 Fund - Investor Shares

- Vanguard Target Retirement 2050 Fund - Investor Shares
- Vanguard Target Retirement 2055 Fund - Investor Shares
- Vanguard Target Retirement 2060 Fund - Investor Shares
- Wells Fargo Stable Return Fund – Class C

Employee Stock Ownership Plan – The Laclede Group, Inc. Employee Stock Ownership Plan (ESOP) constitutes a portion of the Plan, not a separate plan. Employee allocated contributions and employer matching contributions are invested directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him/her. The election to receive cash dividends shall remain in effect until changed by the participant. Dividends not paid in cash to the participant are reinvested under the terms of the Plan.

Participant Accounts – In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings or charged with an allocation of the Plan losses, based on participant account balances, as defined in the Plan document.

Notes Receivable from Participants – Participants may borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the past 12 months (if any). Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 5 years, except for primary residence loans, which have a maximum repayment period of 10 years. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Participant loans are valued at the outstanding loan balance plus accrued interest. Delinquent participant loans are reclassified as distributions upon the terms of the Plan document. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 4.25% to 9.25% at September 30, 2012.

Payment of Benefits – Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death, or total and permanent disability. Participants aged 59-1/2 years or older may elect a partial or total distribution of their account. Distributions ordinarily are made in single lump-sum cash payments; however, participants in The Laclede Group, Inc. – ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active employees who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant's elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions. Employees making hardship withdrawals may not contribute to the Plan until the first payroll date following the expiration of a six month period after receipt of the hardship withdrawal.

Transfers – The accounts for those Participants in the Plan, who remain employees of the Company but who become covered by a collective bargaining agreement, are transferred to the applicable Company defined contribution plan. Similarly, participant accounts in other Company plans for those employees covered by a collective bargaining agreement, who remain employees of the Company but are no longer covered by such an agreement, are transferred to this Plan. Such transfers are reflected as a net amount in the included Statements of Changes in Net Assets.

3. INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets:

	2012	**2011**
BlackRock Equity Index Non-Lendable Fund – F (1,077,419.175 and 1,124,329.290 units, respectively)	$ 22,367,222	$17,933,053
The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund) (427,526.299 shares and 436,030.230 shares, respectively)	18,383,631	16,896,171
BlackRock Money Market Fund (10,780,585.920 and 7,800,239.090 units, respectively)	10,780,586	7,800,239
BlackRock Russell 2000 Index Non-Lendable Fund Class F (496,938.488 and 560,274.496 units, respectively)	7,468,986	6,387,129
BlackRock U.S. Debt Index Non-Lendable Fund – F (508,467.062 and 418,313.371 units, respectively)	6,498,209	5,082,507

During 2012 and 2011, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated by $12,110,595 and $1,805,639 respectively, as follows:

	2012	2011
The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)	$ 2,038,578	$2,053,942
Wells Fargo Stable Return Fund – Class C	1,069	-
BlackRock Russell 2000 Index Non-Lendable Fund Class F	1,972,309	(112,161)
BlackRock Equity Index Non-Lendable Fund – F	5,330,127	405,780
T. Rowe Price Blue Chip Growth Fund SHS	94,379	-
T. Rowe Price Equity Income Fund	318,109	(54,423)
BlackRock U.S. Debt Index Non-Lendable Fund – F	296,977	258,725
Columbia Small Cap Value I Fund – Class Z	83,219	(35,418)
Vanguard Target Retirement 2005 Fund	1,063	(2)
Vanguard Target Retirement 2010 Fund	41,562	(9,174)
Vanguard Target Retirement 2015 Fund	237,188	(51,053)
Vanguard Target Retirement 2020 Fund	289,270	(58,337)
Vanguard Target Retirement 2025 Fund	376,342	(62,440)
Vanguard Target Retirement 2030 Fund	188,041	(40,337)
Vanguard Target Retirement 2035 Fund	109,589	(24,562)
Vanguard Target Retirement 2040 Fund	71,654	(19,017)
Vanguard Target Retirement 2045 Fund	54,688	(15,146)
Vanguard Target Retirement 2050 Fund	20,158	(7,900)
Vanguard Target Retirement 2055 Fund	6	-
Vanguard Target Retirement 2060 Fund	29	-

Vanguard Total International Stock Index Fund – Investor Shares	-	32,494
Vanguard Total International Stock Index Fund – Signal Shares	35,196	(119,372)
Vanguard Target Retirement Income Fund	42,681	413
JP Morgan Small Cap Growth Fund – Class A	163,401	(73,331)
American Funds® EuroPacific Growth Fund® – Class R5	165,195	(196,603)
American Funds® – The Growth Fund of America® – Class R5	179,765	(66,439)
Total net appreciation	$12,110,595	$ 1,805,639

The table below presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at September 30, 2012 and 2011.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include mutual funds and The Laclede Group, Inc. common stock (held in the ESOP). If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include investments in common and collective trusts (CCTs). In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

	Fair Value	Fair Value Measurements Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
September 30, 2012				
Mutual funds				
Target date	$ 11,401,086	$ 11,401,086	$ —	$ —
Growth	2,210,358	2,210,358	—	—
Income	1,597,221	1,597,221	—	—
International	1,651,030	1,651,030	—	—
Value	630,834	630,834	—	—
Common/collective trusts				
Index	36,334,417	—	36,334,417	—
Money Market	10,780,586	—	10,780,586	—
Stable Return Fund	266,565	—	266,565	—
The Laclede Group, Inc. - ESOP	18,383,631	18,383,631	—	—
Total	$ 83,255,728	$ 35,874,160	$ 47,381,568	$ —
September 30, 2011				
Mutual funds				
Target date	$ 8,461,913	$ 8,461,913	$ —	$ —
Growth	1,669,269	1,669,269	—	—
Income	1,304,270	1,304,270	—	—
International	1,612,904	1,612,904	—	—
Value	496,995	496,995	—	—
Common/collective trusts				
Index	29,402,689	—	29,402,689	—
Money Market	7,800,239	—	7,800,239	—
The Laclede Group, Inc. - ESOP	16,896,171	16,896,171	—	—
Total	$ 67,644,450	$ 30,441,522	$ 37,202,928	$ —

4. TAX STATUS

The Plan's application for a new determination letter was filed on December 28, 2009. The Plan obtained its latest determination letter dated June 5, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. A compliance statement dated October 3, 2011 constitutes an enforcement resolution with respect to the trustee's failure to follow the Plan's existing loan provisions, and the Plan document was amended to reflect the trustee's operational loan process. The Internal Revenue Service previously issued a compliance statement in response to a separate filing by the Plan administrator for voluntary compliance. The compliance statement dated December 15, 2006 constitutes an enforcement resolution with respect to the failure to timely amend the Plan. The Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC and that, as of September 30, 2012, the Plan continues to qualify under Section 401(a) of the IRC. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan is no longer subject to U.S. Federal tax examinations by tax authorities for years before 2008.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6. RELATED PARTIES

At September 30, 2012 and 2011, the Plan held 427,526.299 and 436,030.230 shares, respectively, of common stock of The Laclede Group, Inc., the parent of the sponsoring employer, with a market basis of $18,383,631 and $16,896,171, respectively. During the years ended September 30, 2012 and 2011, the Plan received dividend income related to this common stock of $639,597 and $629,348, respectively.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(FORM 5500, SCHEDULE H, LINE 4i)
September 30, 2012

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	The Laclede Group, Inc. - ESOP	Company stock fund (427,526.299 shares)		$ 18,383,631
	Wells Fargo Stable Return Fund - Class C	Common/collective trust (5,459.05 units)		266,565
	BlackRock Equity Index Non-Lendable Fund - F	Common/collective trust (1,077,419.175 units)		22,367,222
	BlackRock Money Market Fund	Common/collective trust (10,780,585.920 units)		10,780,586
	BlackRock Russell 2000 Index Non-Lendable Fund Class F	Common/collective trust (496,938.488 units)		7,468,986
	BlackRock U. S. Debt Index Non-Lendable Fund - F	Common/collective trust (508,467.062 units)		6,498,209
	T. Rowe Price Blue Chip Growth Fund	Mutual fund (34,671.849 shares)		1,600,106
	T. Rowe Price Equity Income Fund	Mutual fund (61,172.768 shares)		1,597,221
	Columbia Small Cap Value I Fund - Class Z	Mutual fund (14,214.364 shares)		630,834
	Vanguard Target Retirement 2010 Fund	Mutual fund (15,536.325 shares)		379,863
	Vanguard Target Retirement 2015 Fund	Mutual fund (143,837.444 shares)		1,947,559
	Vanguard Target Retirement 2020 Fund	Mutual fund (96,809.391 shares)		2,327,298
	Vanguard Target Retirement 2025 Fund	Mutual fund (202,965.800 shares)		2,780,631
	Vanguard Target Retirement 2030 Fund	Mutual fund (56,903.545 shares)		1,337,802
	Vanguard Target Retirement 2035 Fund	Mutual fund (55,632.796 shares)		787,204
	Vanguard Target Retirement 2040 Fund	Mutual fund (24,708.681 shares)		574,724
	Vanguard Target Retirement 2045 Fund	Mutual fund (26,014.790 shares)		379,816
	Vanguard Target Retirement 2050 Fund	Mutual fund (5,406.734 shares)		125,220
	Vanguard Target Retirement 2055 Fund	Mutual fund (8.518 shares)		211
	Vanguard Target Retirement 2060 Fund	Mutual fund (1,309.155 shares)		28,461
	Vanguard Total International Stock Index Fund - Signal Shares	Mutual Fund (14,511.385 shares)		414,300
	Vanguard Target Retirement Income Fund	Mutual fund (59,877.106 shares)		732,297
	JP Morgan Small Cap Growth Fund - Class A	Mutual fund (50,727.547 shares)		610,252
	American Funds® EuroPacific Growth Fund® - Class R5	Mutual fund (31,136.198 shares)		1,236,730
		Sub-total		83,255,728
*	Notes receivable from participants	Notes receivable from participants Interest rate 4.25% - 9.25%, various maturities		2,571,329
		Total		$ 85,827,057

* Party-in-interest.

BKD LLP
CPAs & Advisors

One Metropolitan Square
211 N. Broadway, Suite 600
St. Louis, MO 63102-2733
314.231.5544 Fax 314.231.9731 www.bkd.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-90252) pertaining to the Laclede Gas Company Salary Deferral Savings Plan, of our report dated March 26, 2013, with respect to the financial statements of the Laclede Gas Company Salary Deferral Savings Plan included in this Annual Report (Form 11-K) for the year ended September 30, 2012.

BKD, LLP

St. Louis, Missouri
March 26, 2013



John R. Higdon
Manager, Employee Benefits

Laclede Gas Company
720 Olive Street, Room 812
St. Louis, Missouri 63101
(314) 342-0705
(314) 342-3335 Fax
jhigdon@lacledegas.com

OriginalGreenEnergy.com

March 28, 2013

SEC
Mail Processing
Section

MAR 28 2013

Washington DC
401

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Attn: Filing Desk, Stop 1-4

Dear Sir or Madam:

Pursuant to regulations of the Securities and Exchange Commission, submitted herewith for filing on behalf of Laclede Gas Company is the Form 11-K for the Laclede Gas Company Salary Deferral Savings Plan for the fiscal year ended September 30, 2012. This paper filing is being made pursuant to Rule 10(b)(3) of Regulation S-T.

Please note that an incomplete version of this filing was submitted one day ago. Please replace that filing with the enclosures included in this correspondence. I apologize for the inconvenience.

Sincerely,



John R. Higdon

Enclosures